UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Cygne Designs, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

232556100

(CUSIP Number)

Serge Kraif
19 Avenue Krieg
1208 Geneva
Switzerland
(310) 890-0848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of  8)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232556100	Page 2 of 8

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Serge Kraif
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,223,486
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,223,486
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,223,486
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.9% (1)
14		TYPE OF REPORTING PERSON* IN

(1)  Based on a total of 37,917,682 shares of the Company’s common stock issued and outstanding as of September 12, 2007, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended July 31, 2007 filed on September 19, 2007.

This Schedule 13D/A amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on August 16, 2007, as amended by Amendment No. 1 filed on August 17, 2007 (collectively, this “Schedule 13D”).

Item 3.   Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 8,800,000 shares of common stock, $0.01 par value per share, of Cygne Designs, Inc. (the “Company”) on August 9, 2007 pursuant to a note conversion transaction (the “Transaction”) with the Company. In the Transaction, the Company and the Reporting Person entered into a Note Conversion Agreement effective January 31, 2007 pursuant to which, upon approval of the Company’s stockholders, which approval was received on August 9, 2007, the Company issued to the Reporting Person (i)  8,800,000 shares of its common stock in payment of $22.0 million of $37.0 million of the outstanding $38.5 million principal amount of a convertible subordinated promissory from the Company (the “Note”) held by the Reporting Person; (ii) a convertible note in the principal amount of $15.0 million that is convertible into shares of Company common stock at a conversion price of $3.50 per share in payment of $15.0 million of the Note, and (iii) a warrant to purchase up to 4,400,000 shares of the Company’s common stock at a price of $3.00 per share (the “Warrant”). The Warrant is not included in the aggregate amount beneficially owned by the Reporting Person in this Schedule 13D pursuant to Section 13d-3(d) of the Securities Exchange Act of 1934, as amended, as the Reporting Person does not have a right to exercise the Warrant within 60 days from the time of filing of this Schedule 13D.

The initial aggregate principal amount of the Note is $15 million which is convertible into 4,285,715 shares of Company’s common stock at a conversion price of $3.50 per share. Although the Note was disclosed, the 4,285,715 shares were inadvertently omitted from the beneficial ownership amounts reported in Reporting Person’s previous filings. The Note is convertible at any time, if not previously converted, and will mature on January 31, 2014 when the outstanding principal is due and payable.

The Reporting Person effected the following transactions in the common stock of the Company in the past 60 days using personal funds:

Date	Nature of Transaction	Number of Shares	Price/Share
11/23/07	Open Market Purchase	100	$0.96
11/23/07	Open Market Purchase	100	$0.95
11/23/07	Open Market Purchase	100	$1.02
11/23/07	Open Market Purchase	100	$1.08
11/23/07	Open Market Purchase	1,000	$1.02
11/23/07	Open Market Purchase	100	$1.00
11/23/07	Open Market Purchase	100	$0.99
11/23/07	Open Market Purchase	100	$0.95
11/23/07	Open Market Purchase	300	$1.01
11/23/07	Open Market Purchase	1,000	$1.02
11/23/07	Open Market Purchase	5,400	$1.05
11/26/07	Open Market Purchase	100	$0.97

11/27/07	Open Market Purchase	1,000	$1.00
11/27/07	Open Market Purchase	1,000	$0.99
11/27/07	Open Market Purchase	1,000	$0.98
11/27/07	Open Market Purchase	100	$0.90
11/27/07	Open Market Purchase	10,000	$0.89
11/27/07	Open Market Purchase	1,000	$0.90

Item 4.   Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The shares of common stock to which this Schedule 13D relates are held by the Reporting Person as an investment.  The Reporting Person disclaims any membership in a group relating to the Company.

Pursuant to the Warrant, the Reporting Person has a right to purchase up to 4,400,000 shares of the Company’s common stock at a price of $3.00 per share.  The Warrant is exercisable at any time and from time to time between February 15, 2009 and January 31, 2012. The Warrant is not included in the aggregate amount beneficially owned by the Reporting Person in this Schedule 13D pursuant to Section 13d-3(d) of the Securities Exchange Act of 1934, as amended, as the Reporting Person does not have a right to exercise the Warrant within 60 days from the time of filing of this Schedule 13D.

Pursuant to the Note, the Reporting Person has the right to convert the $15 million initial aggregate principal amount of the Note into shares of the Company’s common stock at a conversion price of $3.50 per share for an aggregate of 4,285,715 shares.

The Reporting Person acquired 22,600 additional shares of common stock of the Company using personal funds as described in Item 3 above.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any place or proposals to change the number or term of directors or to fill any existing vacancies on the Company's Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Person may be deemed to beneficially own, in the aggregate, 13,223,486 shares of the Company’s common stock (the “Shares”) (representing 8,937,771 Shares of the Company’s common stock and the Note in the initial aggregate principal amount of $15 million which initial aggregate principal amount is convertible into 4,285,715 Shares), representing 34.9% of the Company’s outstanding Shares (based upon 37,917,682 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ending July 31, 2007 filed on September 19, 2007). The Reporting Person has the sole power to vote and dispose of the Shares.  The Warrant is not included in the aggregate amount beneficially owned by the Reporting Person in this Schedule 13D pursuant to Section 13d-3(d) of the Securities Exchange Act of 1934, as amended, as the Reporting Person does not have a right to exercise the Warrant within 60 days from the time of filing of this Schedule 13D.

Transactions by the Reporting Persons in the Company’s common stock effected in the past 60 days are described in Item 3 above.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Note Conversion Agreement

Effective January 31, 2007, the Company entered into a Note Conversion Agreement with the Reporting Person pursuant to which, upon approval of the stockholders of the Company: (i) the Company would issue 8,800,000 shares of its common stock to the Reporting Person in payment of $22.0 million of the outstanding $38.5 million principal amount of a convertible subordinated promissory note (the “Note”) held by the Reporting Person; (ii) the Company would issue a convertible note in the principal amount of $15.0 million that is convertible into shares of the Company’s common stock at a conversion price of $3.50 per share in payment of $15.0 million of the Note; and (iii) the Company would issue to the Reporting Person a warrant to purchase up to 4,400,000 shares of the Company’s common stock at a price of $3.00 per share.  The transaction contemplated by the Note Conversion Agreement was approved by the Company’s stockholders on August 9, 2007.

The Note Conversion Agreement is attached to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, as Exhibit 10.1.

Warrant

The Reporting Person has the right to purchase up to 4,400,000 shares of the Company’s common stock at a price of $3.00 per share.  The Warrant is exercisable at any time and from time to time between February 15, 2009 and January 31, 2012.

The Warrant is attached to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, as Exhibit 10.1.

Note

The Company issued a Note in favor of the Reporting Person in the aggregate principal amount of $15.0 million. The Reporting Person has the right, at any time prior to payment in full of the principal balance of the Note, to convert the outstanding principal balance, in whole or in part, into shares of the Company’s common stock at a conversion price of $3.50 per share, giving the Reporting Person the right to acquire up to an additional 4,285,715 shares of the Company’s common stock. The Note will bear interest at a rate of 4.70% per year and will bear interest only, payable quarterly, until January 31, 2008.  Thereafter, twenty-four (24) quarterly principal payments will be payable on the Note beginning April 30, 2008 and ending on the maturity date of January 31, 2014. Interest will be paid quarterly on the outstanding principal balance outstanding prior to the quarterly principal payment.  Any principal outstanding on the Note will be convertible at the conversion price of $3.50 a share. The Company, at its option, may prepay the principal balance outstanding at any time with payment discount rates. Although the Note was mentioned, the 4,285,715 shares were inadvertently omitted from the beneficial ownership amounts reported in Reporting Person’s previous filings. The Note is convertible at any time, if not previously converted, and will mature on January 31, 2014 when the outstanding principal is due and payable.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

1	Note Conversion Agreement effective January 31, 2007 between the Company and the Reporting Person (1)

2	Warrant dated January 31, 2007 (2)

3	Convertible Subordinated Promissory Note dated January 31, 2007 (3)

(1)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, and incorporated by reference herein by reference thereto.

(2)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, and incorporated by reference herein by reference thereto.

(3)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, and incorporated by reference herein by reference thereto.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: November 27, 2007	/s/ Serge Kraif
Serge Kraif

EXHIBIT INDEX

Exhibit No.

1	Note Conversion Agreement effective January 31, 2007 between the Company and the Reporting Person. (1)

2	Warrant dated January 31, 2007 (2)

3	Convertible Subordinated Promissory Note dated January 31, 2007 (3)

(1)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, and incorporated by reference herein by reference thereto.

(2)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, and incorporated by reference herein by reference thereto.

(3)	Filed as an Exhibit to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 15, 2007, and incorporated by reference herein by reference thereto.